Filed by Sears, Roebuck and Co.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934

Subject Company:
Sears Holdings Corporation
(Registration No. 333-120954)

     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Sears Holdings Corporation, Sears, Roebuck and Co. and Kmart Holding Corporation, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Sears’ and Kmart’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

     The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Sears and Kmart stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; failure to quickly realize synergies and cost-savings from the transaction as a result of technical, logistical, competitive and other factors; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; competitive conditions in retail and related services industries; changes in consumer confidence, tastes, preferences and spending; the availability and level of consumer debt; anticipated cash flow and the ability of Sears Holdings to maintain sufficient operating cash flow and liquidity; the successful execution of, and customer response to, strategic initiatives, including the full-line store strategy and the conversion and integration of the Kmart stores and other new store locations; the pace of growth in store locations, which may be higher or lower than anticipated; the possibility that new business and strategic options for one or more business segments will be identified, potentially including selective acquisitions, dispositions, restructurings, joint ventures and partnerships; trade restrictions, tariffs, and other factors potentially affecting the ability to find qualified vendors and access products in an efficient manner; the ability to successfully implement initiatives to improve inventory management capabilities; anticipated cash flow; changes in interest rates; the outcome of pending legal proceedings and bankruptcy claims; social and political conditions such as war, political unrest and terrorism or natural disasters; the possibility of negative investment returns in any pension plans; volatility in financial markets; changes in debt ratings, credit spreads and cost of funds; the possibility of interruptions in systematically accessing the public debt markets; the impact of seasonal buying patterns, which are difficult to forecast with certainty; and general economic conditions and normal business uncertainty. These forward-looking statements speak only as of the time first made, and no undertaking has been made to update or revise them as more information becomes available. Additional factors that could cause Sears’ and Kmart’s results to differ materially from those described in the forward-

looking statements can be found in the 2003 Annual Reports on Forms 10-K of Sears and Kmart filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

     Sears Holdings Corporation has filed a Registration Statement on Form S-4 with the SEC (Registration No. 333-120954) containing the definitive joint proxy statement-prospectus regarding the proposed transaction. Stockholders are urged to read the definitive joint proxy statement-prospectus regarding the proposed transaction, because it contains important information. Stockholders may obtain a free copy of the definitive joint proxy statement-prospectus, as well as other filings containing information about Sears Holdings, Sears and Kmart without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive joint proxy statement-prospectus and the filings with the SEC incorporated by reference in the definitive joint proxy statement-prospectus can also be obtained, without charge, by directing a request to Sears, Roebuck and Co., 3333 Beverly Road, Hoffman Estates, Illinois, 60179, Attention: Office of the Secretary, or to Kmart Holding Corporation, 3100 West Big Beaver Road, Troy, Michigan, 48084, Attention: Office of the Secretary.

     The proposed directors and executive officers of Sears Holdings, the respective directors and executive officers of Sears and Kmart and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Sears Holdings’ proposed directors and executive officers, Sears’ and Kmart’s directors and executive officers and other participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is available in the definitive joint proxy statement-prospectus contained in the above-referenced Registration Statement on Form S-4.

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Sears distributed the following to certain Sears employees:

1.	A Memorandum regarding the Merger Town Hall Videotape.

2.	A Merger Town Hall Videotape recording whose transcript is attached.

Sears also posted the following photo caption on its internal website:

     “Alan Lacy provided headquarters associates with a progress update on the Sears-Kmart merger at town hall meetings March 2 and 3. Alan recapped the benefits of the merger, reviewed merger planning progress, addressed associate matters including benefits and changes at headquarters, and provided associates with an early look at the new company and culture ahead. Alan urged all associates who are shareholders to vote their proxies.”

Sears Public
Relations and
Government Affairs

Memo

To:	Field Management

From:	Bob O’Leary

Date:	March 7, 2005

Re:	Merger Town Hall videotape

Enclosed is a 15-minute videotape of highlights of a March 2 headquarters Town Hall meeting at which Alan Lacy updated associates on the progress of the Sears-Kmart merger. Alan recaps the benefits of the merger, reviews the progress of merger planning, addresses associate matters including compensation, benefits and changes at headquarters, and provides associates with an early look at the new company and culture ahead.

Associate support of the merger is critical to its success. We appreciate your help in sharing this information with your associates and encouraging your associates who are shareholders to vote their proxies. We would like all associates to have an opportunity to view this videotape in the coming week. Please use it in your team meetings and/or make available for associate viewing in break rooms.

SEARS ROEBUCK & COMPANY Sears-Kmart Merger Town Hall Highlights March 2, 2005	Page 1 BOS:kc

MR. LACY: Good morning. Delighted we could do this today. A week ago Friday we got through the SEC which is the final big regulatory approval hurdle in the merger, and I would hope this is starting to look familiar to a few people around the room that we’re beginning to mail the proxy statement and are proceeding now toward a shareholder vote. This is something we feel very good about, I feel very good about, the board of directors feels very good about in terms of a transaction and event for Sears Roebuck that really allows us to grow and prosper in a way that we wouldn’t otherwise be able to.

     I guess just maybe to spend a couple minutes on once again why are we doing this. I think we talked a lot about it. I just want to make sure we reinforce it today. We’ve been around for 119 years. It’s a wonderful thing. That said, we’ve been in 870 stores for the last 35 years plus. As a retailer, we really have not grown at all for the last 35 years, and needless to say what’s happening in the retail industry more broadly, we’ve got many best in class, newer competitors that have grown to be very substantial enterprises and continue to grow very rapidly while we’ve been roughly speaking, sitting still. So while we’ve in many ways done a good job, to use a tennis analogy, holding serve for the last 35 years, I think our prospects are basically continue to hold serve in the face of hundreds of

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new locations by our competition every year becomes a somewhat doubtful thing as we go forward. That led to the conversations that we began last spring with Kmart and Wal-Mart at acquiring stores and out of that came 56 stores. As we’re approaching 2005, we’re going to go from no store growth to 60 new stores this year, absolutely the biggest store expansion plan this company has ever had and yet, still too little too late. Our best in class competition last year added 800 stores on a base of 8,000. If you take Wal-Mart, Home Depot, Best Buy, Kohl’s, Lowe’s, etc., they’ve got 8,000 stores out there compared to our 870, they added 800, 10% unit growth. We were doing everything we could possibly do getting 6 or 7% unit growth, etc. Then of course, along came the opportunity to actually merge with Kmart. From my view, the reason to do this is pretty simple. Basically the merger with Kmart allows Sears and the Sears brand to grow and prosper.

     Last year was a tough year for Sears Roebuck. We did not have a good year in terms of the fundamental performance of most notably the full line stores and that was the second year in a row that we had disappointing financial performance. We earned a little less than $2 per share in terms of our earnings per share last year. Our stock’s at $50, that means we’re trading roughly speaking between 25 and 30 times earnings. Typically mature mall based

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department stores trade at something like 12 to 15 times earnings. So from my vantage point, were it not for the merger, we would have a stock that would be $25, $30 a share, and then basically, fortunately with the merger, we’re able to basically have significant economic synergies that supports a $50 share price and I think has the potential to expand it as we go forward.

     That’s enough of kind of the why are we doing this and some of the prospective on value. Let me jump into what’s happening from a merger planning process. The process is going very well. At the time that the merger was announced, we formed teams. I think that we’ve made just remarkable progress and the teams have gotten beyond either a Sears prospective or a Kmart prospective and have now gotten into a Sears Holdings prospective, that there really is a better way for the two companies together to do things than perhaps either company was doing it now as independent corporation.

     The synergy numbers I mentioned earlier. We identified $500 million when we announced the deal. As we’ve been further at it here, these last couple of weeks, it’s better than we thought. It’s both revenue driven and cost driven. We’ve had, I think, once again very good collaboration on the revenue side. Two principal drivers there, obviously the store conversion process is a key one. That was one we were already on the case on with our 60 new stores for 2005

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even pre-merger. We’ve actually stepped back and rather than doing what Sears was going to do, had we just bought the stores and done what we were thinking about doing, we’ve actually slowed down. It’s created a lot of re-work and angst among the teams, but we’ve had to actually slow down and rethink and try to bring in much more of a Kmart perspective to these stores, and as a result of that we are absolutely getting a better product and a better offering than we would have had, had we not done this merger. They’re getting the insights to the Kmart side of the equation in terms of the profitability of the businesses that they’re in, that they’re going to continue with the Sears Essentials format, getting a better sense as to how they manage those businesses, how much business is in these stores already from customers buying those lines of goods, that we are absolutely, positively getting a better answer for Sears Essentials than we would have had Sears just stayed alone.

     We are going to actually...We have 25 stores that will be off and running here pretty quickly. Five started a couple weeks ago, but 25 will be converted between February and March, another 25 between April and June. That’s essentially the original 50 that we had bought. We generated capacity in the back half of the year to do at least another 50 stores this year in the third quarter and

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the team is working on identifying those. We’ve elected to basically operate these stores while we convert them, so rather than having Kmart do a going out of business sale, give us a dark box, we bring in our construction teams, converting and then grand opening as Sears X weeks later, it’s far more efficient and effective to continue to operate as long as we can. You obviously avoid the going out of business liquidations, you keep the customers coming to the store, you get customers excited about the store becoming a Sears store and at some point you switch the sign or switch the point of sales system and it becomes a Sears Essentials store as we go forward.

     To talk a little bit about people, management structure, head count and compensation and benefits. We’ve elected as we said before, not to announce the senior management team or structure of the new company until we close, so March 24th, shareholder meeting day, we should close either that day or a couple days later. We will be quickly out of the box with here’s the direct reports to me and as quickly as we can the next tier or two, the management below that. Our intent here is within certainly the first few weeks after closing to get as many people named as we possibly can. Once again, first and foremost, picking the right structure for the new company and then trying to populate the right structure with the best people.

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Clearly there’s going to be some head count that comes out of this. I will say that largely speaking this is a Hoffman Estates and Troy issue, that the stores organizations in both companies are going to be substantially unaffected, that the distribution centers in both companies substantially unaffected. Now over time we’ll probably co-mingle product going through DC’s and we may have a surplus DC or two, but that will be a longer term thing as that evolves, but clearly between Troy and here, lots of anxiety.

     I know there’s lots of anxiety in this building, but if you’re across the lake in Troy, Michigan, you’re also wondering do I have a job and if I have a job, is it in Chicago, do I have to relocate for that job, so there’s I would say equal if not even greater angst and anxiety there. While I know this is hard, I would also say that were the merger not happening, Sears Roebuck would probably also be making some organizational adjustments right now, that given the kind of year we had last year, given what’s happening competitively in the market place, that fundamentally this would not be a business as usual environment as a company. So we do want to get this done quickly. We’re going to try to get as much done shortly after the merger as we can, try to make the best decisions we can and so on.

     Benefits also a key topic. I know there’s lots of anxiety here, and an assumption that everything is going to

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drop to the Kmart level, because generally speaking, not totally true, but generally speaking the Kmart benefit structure is lower than the Sears structure. I think that would be an inappropriate assumption to make, because there are clearly differences between Kmart and the nature of its competition and how they compensate people versus Sears and the nature of Sears competition and how Sears compensates people. We’re going to try to find the right blend here of being different when it makes competitive sense to be different and being common when it makes logical sense to be common. As I say, when we get these decisions made, we’ll communicate them as fully and well as we can. We’ve not made these decisions yet, we’re still evaluating. Whatever changes we make are most likely not to impact 2005. Just the way benefit things work it’s typically January of the following year is typically when changes take place if they take place. More on that later. I wish I could be more specific now.

     Let me talk a little bit more about the new company going forward, Sears Holdings, because it is a new company and we very much want to treat it that way. Eddie Lampert as you all may have heard, has talked a little bit about Kmart and from his prospective, Kmart was going to be a great company, but it was highly unlikely to be a great retailer. In the case of Sears holdings, Eddie and Aylwin

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and I all are absolutely committed and believe that Sears Holdings can be both a great company and a great retailer, and a lot of the great retailer dynamic comes from the fact that the Sears brand and the scale of Sears etc., gets a chance to grow very dramatically, and the Kmart brand, which I think will exist for a very, very long period of time will be more successful than it otherwise would have been without the merger as well.

     That said, this is going to be different. Sears Holdings will be a different type of company than Sears Roebuck has been. We have a 40% shareholder in Eddie Lampert. The subjectivity of what creates shareholder value won’t be very subjective because Eddie is a brilliant investor. His track record is better than Buffet’s. If you had invested with him 15 years ago you would have been very happy, but what he thinks needs to be done to create shareholder value is very clear, and how capital gets invested, how we think about inventory investments, etc., are things that he has a very definitive point of view on and a very well established track record in making good decisions along these lines. I think we’ll have much more clarity in terms of what shareholder value is all about because it’s really shareholder value in one person’s determination primarily. Separately he wants to be active. He’s got a lot invested in this and while he’s obviously not

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running the business in a day to day sense, he’s going to want to be involved in key decision activities. Then thirdly there’s very much the desire for Eddie and Aylwin and I to work together in partnership. Obviously with the share ownership position, Eddie is basically the managing partner per se and Aylwin will be the lead partner on a certain set of activities and I will be the lead partner on another set of activities, but very much a desire for us to work together at the top of the house to do the right things for the company going forward.

     This is not going to be the typical big public company with a diffused shareholder base, normal corporate hierarchy, normal management/board relationship, etc. This is going to be different, with different characters that go forward and one that I’m excited about and I think is going to work very effectively for us as we go forward.

     We very much desire having a new culture for Sears Holdings going forward. That new culture, just a few highlights right now. I think one would describe it as being very commercial. This is a phrase that both Eddie and the Kmart folks now use and being very commercial just doesn’t mean make money. Being very commercial means making smart business decisions and those business decisions almost always incorporate the customer, they incorporate the associate and they incorporate making money for the

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shareholder. It’s a broad desire and attribute, not a narrow one.

     Keys to success in the new culture I think are as follows. It is a new company and therefore, we need to approach it as it’s a blank sheet of paper that we can’t say well, this is the way that Sears has always done it and likewise the Kmart folks can’t say that this is the way Kmart’s always done it. We need to think about Sears Holdings, what’s the right thing for Sears Holdings and what’s the right way to do this going forward regardless of where one came from, from a heritage standpoint. So being open minded and not whetted to the past is going to be very important, just to say well we’ve always done it this way is not going to be a good answer in the new company going forward.

     The last several years now have been tough. We’ve had some very good moments, we’ve had some tough moments, we’ve had lots of controversy, we’ve had lots of big decisions, etc., that we’ve had to work our way through. I think we’ve accomplished a lot. We put the company in a position that through the merger, we can grow and prosper and that without the merger from my view once again, it would be problematic for us to think that we can just grind out 10 new stores a year or 20 new stores a year and have the kind of business that we want to have for the longer term.

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     Important process...I think everybody should be getting their proxies here. I would encourage you to vote. Obviously vote yes for the merger. You get a chance to choose yourself as to whether or not you want cash or stock for the shares that you own. On stock options they just get cashed out at the blended price so there’s no decision to make there, but on the stock piece you get a chance to elect and I hope everybody wants to be a shareholder in the company going forward, because I think we’ve got some great things that’s going to benefit all parties.